UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AERIES TECHNOLOGY, INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G0136H102
(CUSIP Number)

Venu Raman Kumar

74 Trevose Crescent

Singapore 298086

(919) 228-6404

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0136H102

1	NAME OF REPORTING PERSON Venu Raman Kumar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,460,395(1)
	8	SHARED VOTING POWER 5,638,530(1)
	9	SOLE DISPOSITIVE POWER 22,460,395(1)
	10	SHARED DISPOSITIVE POWER 5,638,530(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,098,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.8%
14	TYPE OF REPORTING PERSON IN

1	Includes (i) 5,638,530 Class A ordinary shares (the “Class A Ordinary Shares”) of Aeries Technology, Inc. (the “Issuer”) held directly by Innovo Consultancy DMCC (“Innovo”) and (ii) the right to acquire up to 22,460,395 Class A Ordinary Shares pursuant to that certain Exchange Agreement (see Item 6).

CUSIP NO. G0136H102

1	NAME OF REPORTING PERSON Innovo Consultancy DMCC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,638,530(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,638,530(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,638,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON CO

1	Includes 5,638,530 Issuer Class A Ordinary Shares held directly by Innovo. Mr. Kumar is the sole owner of Innovo and the chair of the board of directors of Innovo.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (as amended by this Amendment No. 1, this “Schedule 13D”) filed by the Reporting Persons on December 13, 2023 relating to the Class A ordinary shares (the “Class A Ordinary Shares”) of Aeries Technology, Inc. (the “Issuer”). This Amendment No. 1 is being jointly filed by Mr. Venu Raman Kumar and Innovo Consultancy DMCC (collectively, the “Reporting Persons”).

The Items below amend and supplement the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 6, 2023, pursuant to the Business Combination Agreement, dated as of March 11, 2023 (as amended, the “Business Combination Agreement”), by and among the Issuer (f/k/a Worldwide Webb Acquisition Corp), WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly owned subsidiary of WWAC, and Aark Singapore Pte. Ltd., a Singapore private company (“AARK”), Innovo Consultancy DMCC (“Innovo”), a company incorporated in Dubai, United Arab Emirates that is wholly owned by Mr. Venu Raman Kumar, received 5,638,530 Class A Ordinary Shares. As further described in Item 6, Mr. Kumar has a right under an exchange agreement with the Issuer to exchange up to 20% of his 10,000 Class A ordinary shares (“AARK Shares”) of AARK for up to approximately 2,246 Class A Ordinary Shares per AARK Share and on and after April 1, 2024, Mr. Kumar has a right to exchange up to 100% of his AARK Shares, in each case, subject to certain exercise conditions. On March 26, 2024, the Issuer determined that such exercise conditions had been met. As such, Mr. Kumar is deemed to have beneficial ownership of 28,098,925 Class A Ordinary Shares. The Class A Ordinary Shares are entitled to one vote per share. Except as described above in this Item 3, the Reporting Persons did not pay any cash or other consideration for the shares reported on this Schedule 13D.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as disclosed herein, the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

Mr. Kumar is a member of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of shares of Class A Ordinary Shares beneficially owned assumes that there were 15,619,004 Class A Ordinary Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 20, 2024.

Mr. Kumar is the sole owner of Innovo and the chairman of the board of Innovo and is deemed to be the beneficial owner of all of the securities held by Innovo.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Schedule 13D, all of which are incorporated herein by reference.

(c) The information set forth in Items 6 of this Amendment No. 1 is incorporated herein by reference.

Except as described in Item 6, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Exchange Agreement

Concurrently with the closing of the Business Combination Agreement Mr. Kumar entered into an Exchange Agreement with the Issuer and AARK (the “Exchange Agreement”). Pursuant to the Exchange Agreement, subject to the satisfaction of the exercise conditions specified therein:

●	the Issuer has the right to acquire from Mr. Kumar the AARK Shares held by the Reporting Persons (the “Exchanged Shares”) in exchange for the delivery of the Stock Exchange Payment (as defined below) or, at the election of the Issuer, the Cash Exchange Payment (as defined below).

●	Mr. Kumar has the right to exchange Exchanged Shares for the delivery of the Stock Exchange Payment or, at the election of Mr. Kumar, the Cash Exchange Payment.

●	the Cash Exchange Payment may only be elected in the event approval from the Reserve Bank of India (if such approval is required) is not obtained for a Stock Exchange Payment and provided the Issuer has reasonable cash flow to be able to pay the Cash Exchange Payment and such Cash Exchange Payment would not be prohibited by any then outstanding debt agreements or arrangements of the Issuer or any of its subsidiaries.

●	“Stock Exchange Payment” means a number of Class A Ordinary Shares equal to the product of the number of Exchanged Shares multiplied by the applicable Exchange Rate (as defined below).

●	“Exchange Rate” means, at any time, the number of Class A Ordinary Shares for which an Exchanged Share is entitled to be exchanged at such time. The Exchange Rate is approximately 2,246, subject to adjustment.

●	“Cash Exchange Payment” means an amount of cash equal to the number of Class A Ordinary Shares included in a Stock Exchange Payment multiplied by the volume-weighted average price of the Class A Ordinary Shares for the five consecutive trading days immediately preceding the date that is two (2) business days after the reporting person delivers notice of the exercise of the exchange right.

On March 26, 2024, the Company determined that the exercise conditions with respect to Mr. Kumar had been satisfied. Mr. Kumar holds 10,000 AARK Shares and has the right under the Exchange Agreement to exchange (x) prior to April 1, 2024, up to 20% of the AARK Shares, and (y) from and after April 1, 2024, 100% of the AARK Shares.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement which was previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 13, 2023 and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar

Innovo Consultancy DMCC

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	Chairman of the Board

[Signature Page to Schedule 13D]